March 17, 2000



Securities and Exchange Commission
Washington, D.C. 20549



Ladies and Gentlemen:

I was previously the principal accountant for Silverthorne Production Company and, under the date of August 17, 1999, I reported on the financial statements of Silverthorne Production Company (the Company) as of and for the years ended June 30, 1999 and 1998. On March 17, 2000, my appointment as principal accountant for the Company was terminated. I have read the Company's statements included under Item 4 of its Form 8-K dated March 17, 2000, and I agree with such statements, except that I am not in a position to agree or disagree with the Company's statements that the decision to change accountants was approved by the Company's Board of Directors.

Very truly yours,


/s/ Daniel Jankowski
Daniel Jankowski